

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Weiming Cui
Chief Financial Officer, Secretary and Director
Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.
No.3205-3209, South Building , No.3,
Intelligence Industrial Park , No.39 Hulan West Road ,
Baoshan District, Shanghai , China

> **Re: Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **File No. 000-30432**

Dear Weiming Cui:

We issued comments on the above captioned filing on August 24, 2022.  On September 22, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate.  These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction